Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

05009810

Group Secretariat

By Airmail

SUPPL

RECEIVED

6th July 2005

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a notification dated 6th July 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUL 19 2005
THOMSON
FINANCIAL

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Regulatory Announcement

Go to market news section

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Notice of Results
Released	10:23 06-Jul-05
Number	5502O

JARDINE STRATEGIC HOLDINGS LIMITED
2005 Interim Results Announcement Date

Please be advised that the meeting date at which the interim results and dividend for the six months ended 30th June 2005 of the above Company will be considered is Wednesday, 27th July 2005.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

6th July 2005

www.jardines.com

END

Close